EXHIBIT 19.1

TO OUR STOCKHOLDERS, CUSTOMERS, AND EMPLOYEES

Mueller’s net income in the third quarter was $18.9 million, or 50 cents per diluted share, on net sales of $507.2 million.  This compares with net income of $18.7 million, or 50 cents per diluted share, on net sales of $419.9 million in the third quarter of 2009.  Year-to-date, the Company earned $68.4 million, or $1.81 per diluted share, which includes an insurance settlement gain of 59 cents per diluted share. This compares with net income of $22.2 million, or 59 cents per diluted share, for the same period of 2009.  Net sales for the first nine months of 2010 were $1.53 billion compared with net sales of $1.11 billion for the same period a year ago.

Our Plumbing & Refrigeration segment posted operating earnings of $11.5 million on net sales of $282.7 million compared with operating earnings of $16.0 million on net sales of $240.9 million in the third quarter of 2009.  The benefit of slightly higher shipments was offset by lower margins.  Our OEM segment posted operating earnings of $23.0 million during the third quarter of 2010 on net sales of $229.0 million, which compared with operating earnings of $16.5 million on net sales of $181.6 million for the same period in 2009.  Operating income improved in most product lines on better volumes.

Housing starts continue to stagnate at near the lowest levels of the past 50 years.  However, we believe starts are unlikely to decline further.  Also, the drop in non-residential construction appears to be bottoming out.  We expect to see improving business conditions in 2011, although the recovery in our industry will probably be uneven.  We are encouraged by Mueller’s solid performance in 2010 and we are well prepared for an upturn in the economy.

Very Truly Yours,

/S/Harvey L. Karp	/S/Gregory L. Christopher
Harvey L. Karp	Gregory L. Christopher
Chairman of the Board	Chief Executive Officer

October 19, 2010

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Unaudited)

	For the Quarter Ended		For the Nine Months Ended
	September 25, 2010	September 26, 2009	September 25, 2010	September 26, 2009
	(In thousands, except per share data)

Net sales	$507,240	$419,890	$1,532,896	$1,114,248

Cost of goods sold	437,597	354,039	1,317,290	954,775
Depreciation and amortization	9,934	10,441	30,372	31,276
Selling, general, and administrative expense	28,810	27,593	99,601	89,067
Insurance settlement	12	—	(21,284)	—

Operating income	30,887	27,817	106,917	39,130

Interest expense	(3,072)	(2,435)	(8,568)	(7,553)
Other income (expense), net	30	(324)	(2,348)	688

Income before income taxes	27,845	25,058	96,001	32,265

Income tax expense	(9,098)	(6,246)	(26,418)	(9,796)

Consolidated net income	18,747	18,812	69,583	22,469

Less net loss (income) attributable to noncontrolling interest	162	(146)	(1,158)	(267)

Net income attributable to Mueller Industries, Inc.	$18,909	$18,666	$68,425	$22,202

Weighted average shares for basic earnings per share	37,710	37,474	37,657	37,253
Effect of dilutive stock-based awards	92	72	77	89

Adjusted weighted average shares for diluted earnings per share	37,802	37,546	37,734	37,342

Basic earnings per share	$0.50	$0.50	$1.82	$0.60

Diluted earnings per share	$0.50	$0.50	$1.81	$0.59

Dividends per share	$0.10	$0.10	$0.30	$0.30

MUELLER INDUSTRIES, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)

	September 25,	December 26,		September 25,	December 26,
	2010	2009		2010	2009
	(In thousands)			(In thousands)
ASSETS			LIABILITIES AND STOCKHOLDERS' EQUITY
Cash and cash equivalents	$400,116	$346,001	Current portion of long-term debt	$23,437	$24,325
Accounts receivable, net	278,891	228,739	Accounts payable	80,140	73,837
Inventories	190,243	191,262	Other current liabilities	101,395	85,208
Other current assets	34,631	42,841

Total current assets	903,881	808,843	Total current liabilities	204,972	183,370

			Long-term debt	158,226	158,226
			Pension and postretirement liabilities	43,589	44,320
			Environmental reserves	25,671	23,268
Property, plant, and equipment, net	235,079	250,395	Deferred income taxes	25,283	31,128
Other assets	123,781	120,903	Other noncurrent liabilities	891	887

			Total liabilities	458,632	441,199

			Stockholders' equity	777,025	713,167
			Noncontrolling interest	27,084	25,775

			Total equity	804,109	738,942

	$1,262,741	$1,180,141		$1,262,741	$1,180,141

Statements in this release that are not strictly historical may be “forward-looking” statements, which involve risks and uncertainties.  These include economic and currency conditions, continued availability of raw materials, market demand, pricing, and competitive and technological factors, among others, as set forth in the Company’s SEC filings.  These filings are available through our website at www.muellerindustries.com.